UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

BGM Group Ltd

No. 152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

BGM Group Ltd Announces the Completion of Strategic Acquisition

Reference is made to the Form 6-K filing that BGM Group Ltd (the “Company” or “BGM”) filed on May 6, 2025, in relation to the contemplated acquisition of 100% equity interest of HM Management Company Limited (the “Target Company”). Today BGM announces that the acquisition has been successfully consummated. In accordance with the Agreement dated May 2, 2025 (the “Agreement”), BGM has acquired all of the equity interests of the Target Company, which comprises of Catch Group Limited and Expansion Group Limited, the existing shareholders holding 100% equity securities of the Target Company (collectively referred to as the “Sellers”).

As consideration for this acquisition, BGM agreed to issue a total of 16,663,427 Class A ordinary shares of a par value of US$0.00833335 each of the Company (the “Consideration Shares”), at a purchase price of US$2.50 per share of the Consideration Shares. As of June 20, 2025 (the “Closing Date”), the Sellers now collectively hold 16,663,427 Class A ordinary shares of the Company, representing approximately 8.31% of the total issued and outstanding shares and approximately 0.76% of the total voting power of the Company. Except as otherwise stated in the Agreement, the Sellers shall not, directly or indirectly, transfer, sell, assign, pledge or dispose any Consideration Share at any time on or before the expiry of a 60-month period upon the Closing Date.

Through the acquisition as stated above, the Company aims to expand its Company’s AI application portfolio and further integrate existing market resources from its AI insurance and AI mobility businesses, further solidifying the Company’s position in the AI industry.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 26, 2025

BGM Group Ltd

By:	/s/ Chen Xin
Name:	Chen Xin
Title:	Chief Executive Officer